SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934

Date of Report (Date of earliest event reported): December 16, 2004

UNITIL CORPORATION
(Exact name of registrant as specified in its charter)

New Hampshire	1-8858	02-0381573
(State or other jurisdiction of incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

6 Liberty Lane West, Hampton, New Hampshire	03842-1720
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (603) 772-0775

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On December 16, 2004 the Company's Board of Directors elected Dr. Robert V. Antonucci to serve on the Company's Board of Directors effective January 13, 2005. Dr. Antonucci was elected to fill the position that will be vacated in April, 2005 by Ross B. George, who is retiring from the Board due to reaching the Company's mandatory retirement age for directors. Management intends to nominate Dr. Antonucci for election to a full three-year term at the Company's next Annual Meeting of Shareholders scheduled for April 21, 2005.

The Company has issued a press release regarding these events which is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

Financial Statements:

  None

Exhibits:

  Exhibit 99.1 – Press release dated December 21, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION
(Registrant)

Date: December 21, 2004   /s/ Mark H. Collin

Mark H. Collin
Chief Financial Officer